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Exhibit 21.1

Subsidiaries of Gaming and Leisure Properties, Inc. (a Pennsylvania corporation)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Louisiana Casino Cruises, Inc. (d/b/a Hollywood Casino Baton Rouge)	Louisiana
Penn Cecil Maryland, Inc (d/b/a Hollywood Casino Perryville).	Maryland
GLP Capital Partners, LLC	Pennsylvania
GLP Capital, L.P.	Pennsylvania
GLP Holdings, Inc.	Pennsylvania
GLP Financing I, LLC	Delaware
GLP Midwest Properties, LLC	Delaware
RY Newco, LLC	Louisiana
GLP Financing II, Inc.	Delaware

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  Exhibit 21.1
Subsidiaries of Gaming and Leisure Properties, Inc. (a Pennsylvania corporation)